Exhibit 99.1

News Release

For Immediate Release

Stantec to work on national flood program for FEMA
Team of four companies selected to update agency’s massive flood data system

WASHINGTON DC (March 10, 2009) TSX, NYSE: STN

Stantec, as part of the Strategic Alliance for Risk Reduction (STARR) joint venture, has been awarded a major contract by the Federal Emergency Management Agency (FEMA) to help undertake the agency’s massive flood risk mapping and planning program, Risk MAP. The five-year, US$600-million contract is one of three contracts FEMA awarded to support its efforts to create safer communities by providing more accurate flood and risk data to first responders and community officials and aiding them in planning to mitigate those risks. Stantec holds a 15% stake in the joint venture.

“This is a significant win for Stantec’s US operations,” says Tony Franceschini, Stantec President & CEO. “Offices from the across US will be supporting the effort, so it’s a nice opportunity for many of our staff to get involved in such a high-profile effort.”

The STARR team is a consortium of four firms—PBS&J, CDM, Greenhorne & O'Mara, and Stantec— to provide production and technical services for large-scale updates to FEMA’s flood maps. These services include producing new digital flood hazard data, creating maps and other Risk MAP products, and promoting partnerships with local communities, states, and other groups to help reduce the risk of floods and improve flood planning across the country.

“The STARR joint venture team is proud to have been selected by FEMA to work on such an important program,” says Vince DiCamillo, a certified floodplain manager and STARR program manager. “Our world-class team is passionate about making our country a safer place, especially in light of the record-breaking damage from storms in recent years.”

Under the Risk MAP program, FEMA is working to provide reliable, easy-to-access digital flood risk data that can be used to better assess and plan for flood damage throughout the United States. As part of this effort, the STARR team will collaborate with FEMA and other organizations to better define and mitigate risk from flooding in critical areas throughout the nation.

Stantec’s environmental scientists and mapping specialists are involved in a number of similar federal projects throughout North America, including ongoing efforts with the US Army Corps of Engineers, US Fish and Wildlife, Federal Highway Administration, and the US Postal Service.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of over 130 locations in North America. Stantec trades on the TSX and on the NYSE under the symbol STN.

Media Contact Alison Smith Stantec (978) 692-1913 alison.smith@stantec.com